

February 14, 2025

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Goldman Sachs Bank USA
SBSE-A/A Summary of changes:

In order to assist with the review process of Goldman Sachs Bank USA's Form SBSE-A/A, please see below for the summary of changes made on February 13, 2025:

- Removed Monique Rollins as Chief Operating Officer under Schedule A.
- Added Inna Swenson as Chief Operating Officer under Schedule A.

Sincerely,

Goldman Sachs Bank USA